EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL RECEIVES HOMELAND SECURITY ORDERS TOTALING $8.4 MILLION

YAHUD, Israel – January 5, 2016 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced that it has received several orders in Israel for homeland security (HLS) infrastructure. The aggregate expected revenue from these orders are approximately US$8.4 million, of which one particularly large order makes up over half of this amount. The orders are from a number of existing customers for expansions, maintenance and support.

Saar Koursh, CEO of Magal S3, commented, “These orders are a strong sign of confidence by our customers in our execution abilities and the added value we are providing. These orders, as well as some additional others recently received, demonstrate a good start to 2016, enabling us start the year with a strong backlog.”

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com